UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2006

BHP BILLITON LIMITED (ABN 49 004 028 077) (Translation of registrant’s name into English) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	BHP BILLITON PLC (REG NO. 3106209) (Translation of registrant’s name into English) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (File No. 333-128770) of BHP Billiton Finance (USA) Limited, BHP Billiton Limited and BHP Billiton Plc, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

BHP Billiton Finance (USA) Limited

5.25% Senior Notes due 2015	CUSIP # 055451AB4 (ISIN# US055451AB47)
5.00% Senior Notes due 2010	CUSIP # 055451AC2 (ISIN # US055451AC20)

Guaranteed by BHP Billiton Limited and BHP Billiton Plc

NOTICE TO HOLDERS

NOTICE IS HEREBY GIVEN, pursuant to Section 610 of the Indenture (the “Indenture”), dated as of April 17, 2003, by and between BHP Billiton Finance (USA) Limited (ABN 49 057 525 505) (the “Company”), BHP Billiton Limited (ABN 49 004 028 077), BHP Billiton Plc (the “Guarantors”) and Citibank, N.A., as Trustee (the “Trustee”), that Citibank, N.A. has resigned as Trustee, Security Registrar and Paying Agent under the Indenture.

Pursuant to Section 610 of the Indenture, The Bank of New York, a corporation duly organized and existing under the laws of the State of New York, has accepted appointment as Trustee, Security Registrar and Paying Agent under the Indenture. The address of the corporate trust office of the successor Trustee is 101 Barclay Street, New York, New York 10286.

Citibank’s resignation as Trustee, Security Registrar and Paying Agent and The Bank of New York’s appointment as successor Trustee, Security Registrar and Paying Agent were effective as of the opening of business on November 13, 2006.

Dated: November 24, 2006

BHP Billiton Finance (USA) Limited

BHP Billiton Finance (USA) Limited

4.8% Senior Notes due 2013

Guaranteed by BHP Billiton Limited and BHP Billiton Plc

ISIN code : US055451AA63

CUSIP number: 055451AA6

NOTICE TO HOLDERS

NOTICE IS HEREBY GIVEN, pursuant to Section 610 of the Indenture (the “Indenture”), dated as of April 17, 2003, by and between BHP Billiton Finance (USA) Limited (ABN 49 057 525 505) (the “Company”), BHP Billiton Limited (ABN 49 004 028 077), BHP Billiton Plc (the “Guarantors”) and Citibank, N.A., as Trustee (the “Trustee”), that Citibank, N.A. has resigned as Trustee, Security Registrar and Paying Agent under the Indenture.

Pursuant to Section 610 of the Indenture, The Bank of New York, a corporation duly organized and existing under the laws of the State of New York, has accepted appointment as Trustee, Security Registrar and Paying Agent under the Indenture. The address of the corporate trust office of the successor Trustee is 101 Barclay Street, New York, New York 10286.

Citibank’s resignation as Trustee, Security Registrar and Paying Agent and The Bank of New York’s appointment as successor Trustee, Security Registrar and Paying Agent were effective as of the opening of business on November 13, 2006.

Dated: November 24, 2006

BHP Billiton Finance (USA) Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED

BHP BILLITON PLC

Date: November 24, 2006	By:	/S/ KAREN J. WOOD
	Name:	Karen J. Wood
	Title:	Company Secretary